

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Jeff A. Zadoks
Chief Financial Officer
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

      Re: Post Holdings, Inc.
          Form 10-K for Fiscal Year Ended September 30, 2021
          Filed November 19, 2021
          File No. 001-35305

Dear Mr. Zadoks:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Manufacturing